March 1, 2005

Dynamic Announces Reserves, Cap-Ex Budget and Targets for Fiscal 2005

Dynamic is pleased to announce its estimated reserves of natural gas, natural gas liquids and oil, and their corresponding discounted net present values, before taxes and after royalties (“NPV”). These estimates are independently prepared by Sproule Associates Limited (“Sproule”), of Calgary, Alberta, and are effective December 31, 2004.

Estimated Reserves and NPV Values
Our reserves and NPV values were determined according to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, using constant prices and operating costs. The following table shows our estimated reserves before royalties:

Petroleum and Natural Gas Reserves (Before Royalties)
			Crude Oil
	Natural gas	NGL’s	Light/medium	Heavy	Equivalent
	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mboe) (1)
Proved
Developed producing	14,300	835	205	314	3,738
Developed non-producing	672	7	13	83	215
Undeveloped	1,165	11	23	223	451
Total Proved	16,137	853	241	620	4,404
Probable	11,044	379	409	712	3,340
Total Proved + Probable
- As at Dec. 31, 2004	27,181	1,232	650	1,332	7,744
- As at Dec. 31, 2003	42,086	1,393	794	6	9,218
Increase (decrease)	(14,905)	(161)	(144)	1,326	(1,474)
Increase (decrease) - %	(35)	(12)	(18)	-	(16)
(1) mboe = one thousand barrels of oil equivalent, where 1 boe = 1 barrel of oil = 6 mcf of natural gas.

As at December 31, 2004, our proved and proved plus probable reserve equivalents on an after- royalties basis is approximately 82% of the before-royalties equivalents, compared to 80% last year.

The estimate of our proved reserves on a constant-pricing basis, and their associated net present values, have been based on posted commodity prices on December 31, 2004 as determined by Sproule. These prices have been adjusted for applicable quality and transportation differentials to reflect actual historical prices received by us from each of our properties. Adjusted prices and our associated operating costs incurred have been assumed to remain constant over the life of the reserves. The following table shows the base prices used in the determination of our estimated NPV, discounted at 10%:

December 31, 2004 Base Prices Used to Estimate Reserves and 10% Discounted NPV (1)
				Crude Oil
Price Indices	Natural gas		NGL’s	Light/Medium	Heavy
Alberta AECO-C	$6.78/MMBtu	(2)
B.C. Westcoast Station 2	$6.68/MMBtu	(2)
Propane			$36.11/bbl
Butanes			$39.78/bbl
Pentanes Plus			$51.80/bbl
Edmonton Par				$46.5 /bbl
Hardisty Heavy, 12[o] API					$15.26/bbl	(3)

(1)	For comparison purposes, December 31, 2003 base prices used for natural gas, NGL’s and light/medium crude oil were: 6.18/mcf; $5.38/bbl and $39.69/bbl, respectively.
(2)	The weighted average natural gas price expressed on an “mcf” basis was $6.92/mcf.
(3)	The average price for Hardisty Heavy, 12[o] API during 2004 was $30.40/bbl.

The following table shows our 10% discounted NPV values estimated by Sproule as at December 31, 2004 and compared to December 31, 2003 on a before-royalties basis:

Estimated NPV Reserves, Discounted @ 10% (Before Income Taxes)
	As at December 31		Increase (Decrease)
	2004($)	2003($)	($)	(%)
Proved
Developed producing	56,325	72,958	(16,633)	(23)
Developed non-producing	1,905	2,756	(851)	(31)
Undeveloped	2,357	12,229	(9,872)	(81)
Total Proved	60,587	87,943	(27,356)	(31)
Probable	27,726	42,693	(14,967)	(35)
Total Proved + Probable	88,313	130,636	(42,323)	(32)

Our estimated 10% discounted NPV of proved and probable reserves as at December 31, 2004 was $C88,313 million, which represents a net present value per share (basic) of $C3.73, before income taxes.

Changes to Estimated Reserves in Fiscal 2004
The reconciliation table below, followed by discussion and analysis, show changes to our estimated reserves during Fiscal 2004 on a before-royalties basis.

Petroleum and Natural Gas Reserves Reconciliation (Before Royalties)
			Crude Oil
Reserve Changes	Natural gas	NGL’s	Light/Medium	Heavy	Equivalent
	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mboe)
Balance as at Dec. 31, 2003	42,086	1,393	793	6	9,207
Acquisitions	18	-	-	278	281
Extensions	462	15	36	-	128
Discoveries	415	-	-	1,115	1,184
Improved Recovery	1,369	90	49	-	367
Revisions	(12,217)	(57)	(164)	(45)	(2,302)
Production	(4,952)	(209)	(64)	(22)	(1,121)
Balance as at Dec. 31, 2004	27,181	1,232	650	1,332	7,744

Our production for the year included 4,952 mmcf of natural gas, 209 bbls of natural gas liquids, 64 mbbl of light crude, and 22 mbbls of heavy oil, for a total equivalent production of 1,121 mboe.

Estimated reserves of natural gas decreased by 14,905 mmcf or 35%, to 27,181 mmcf. Of this decrease, 12,217 mmcf or 82% was due to technical revisions, most of which was at our Cypress field in northeastern British Columbia. Cypress revisions were effected by a combination of higher-than-expected decline rates from four producing wells and lower reserves expectations from two, recently-drilled development wells.

Cypress is an early-stage exploration area and our land base is significant, totaling 56,675 gross acres (19,911 net). Initial drilling results were highly favourable, with the first five wells being classified as new-pool discoveries. Recent results, including our two latest wells, have been much less favourable. Of our total gross acreage at Cypress, 81% is not yet developed.

We have budgeted further work at Cypress in 2005, through re-completion of two gas wells and drilling of two new exploration wells. Our working interest share of the re-completions and the drilling is 50% and 30%, respectively.

Also included in technical revisions to our natural gas reserves was a decrease of approximately 650 mmcf due to third-party acid-gas contamination of a single Ostracod sweet gas well at St. Albert that, since March 1, 2004, was no longer able to produce into existing facilities. In early 2005, we expect to receive full cash value for the loss of reserves and production associated with this well.

Extensions, discoveries and improved recoveries increased our estimated reserves of natural gas and natural gas liquids by 2,246 mmcf and 105 mbbls, respectively. The majority of this increase was due to our success with various optimization projects that were designed to mitigate natural production declines at St. Albert.

At St. Albert, an increase of 85 mbbls to estimated light/medium crude oil reserves was mainly due to extensions and improved recovery, while a decrease of 164 mbbls was mainly due to revisions. The revisions were largely based upon disappointing 2004 drilling results in the Wabamun and Leduc formations. Two drill targets that may recover a portion of the revisions are being considered for Fiscal 2005.

Estimated reserves of heavy oil increased by 1,393 mbbl due to the discovery of a new oil pool (1,115 mbbls) and subsequent acquisition of a partner’s interest (278 mbbls) at Mantario East in southwestern Saskatchewan. We operate and own a 76% weighted average interest in 3,895 gross acres (2,951 net) in the Mantario East area.

Capital Investment Program for Fiscal 2005
Our Board-approved capital investment program for 2005 has been set at $21.9 million. Approximately 80% of our budget is directed toward developed properties and the balance toward undeveloped or exploration-type properties. We plan to drill at least 25 new wells this year, of which 18 are development and seven are exploratory wells. Fifteen development wells will target heavy oil, one will target light oil and two will target natural gas. Four exploratory wells will target natural gas and three will target light/medium oil. Of the 25 new wells to be drilled, four are planned on two separate properties in northeast B.C., 19 on three separate properties in Saskatchewan and the remainder on two Alberta properties.

Based on forecasted annual average sales prices for our commodities of: $6.64/mcf for natural gas; $58.69/bbl for light/medium crude; and $29.77 for heavy oil, we expect to finance our 2005 capital investment program from operating cash flows, supported by a revolving line of credit with our corporate bank. From time-to-time, as warranted, we may seek term debt to finance long-life facilities, equity to fuel accelerated project exploration plans, and make adjustments to our capital investment program.

Production Targets for 2005
Our Fiscal 2005 target daily average production rate is 3,300 boe per day (“boe/d”) and our exit production rate is 3,400 boe/d. Our peak production target mid-year is 3,600 boe/d.

Management believes that there is a higher certainty of meeting 2005 production targets than in the past two years. Eight heavy oil wells at Mantario East have already been completed and are awaiting tie-in, with 11 more wells to be drilled. Further, our 2005 production targets focus on the completion of projects over which management has greater operational control.

The breakdown of our 2005 production targets is approximately 56% natural gas, 14% natural gas liquids, 26% heavy crude oil, and 4% light/medium crude oil. Our production targets do not include potential increases that may result from investments on our undeveloped properties.

A discussion of our developed and undeveloped properties and the amount of capital budgeted for them in 2005 will be included in the Management’s Discussion and Analysis section of our Fiscal 2004 Annual Report.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in central Alberta, southwestern Saskatchewan, and northeastern and southwestern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT TERMS OF AN OFFER/ACCEPTANCE TO COMPENSATE DYNAMIC FOR THIRD-PARTY CONTAMINATION WILL BE SIGNED EARLY 2005, THAT FUTURE DRILLING IS SUCCESSFUL, THAT 2005 BUDGET ALLOCATIONS REMAIN UNCHANGED, THAT THE COMPANY IS ABLE TO FINANCE ITS 2005 BUDGET, AND THAT 2005 TARGETS CAN BE MET. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004 AND AS AMENDED ON MAY 20, 2004.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 230 – 10991 Cambie Road Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com